First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019 and 2018
 (Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2019 AND DECEMBER 31, 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	March 31, 2019	December 31, 2018

ASSETS

Current
Cash and cash equivalents	$3,059	$5,115
Accounts and other receivables	78	149
Prepaid expenditures	212	257
Marketable securities (Note 3)	2,669	2,597
Total current assets	6,018	8,118

Non-current
Mineral properties (Note 4)	245,169	244,129
Mineral property investments (Note 5)	4,417	4,417
Property and equipment	651	662
Reclamation deposit	118	116
Other receivables	90	90
Total non-current assets	250,445	249,414
TOTAL ASSETS	$256,463	$257,532

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 6)	$527	$582

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	275,068	275,068
Warrant and share-based payment reserve (Note 7)	30,955	30,230
Accumulated other comprehensive loss	(5,304)	(5,292)
Accumulated deficit	(44,783)	(43,056)
Total shareholders’ equity	255,936	256,950
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$256,463	$257,532

Subsequent events (Note 12)
The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director                                                  Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended March 31,
	2019	2018

EXPENDITURES (Note 8)
General and administration	$867	$2,436
Exploration and evaluation	199	268
Investor relations and marketing communications	534	736
Corporate development and due diligence	145	327
Loss from operational activities	(1,745)	(3,767)

OTHER ITEMS
Foreign exchange (loss) gain	(2)	2
Other expenses	(64)	(45)
Interest and other income	84	58
Net loss for the period	$(1,727)	$(3,752)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net income or (loss):
Marketable securities fair value gain (loss) (Note 3)	12	(22)
Items that may be reclassified to net income or (loss):
Currency translation adjustment	(24)	151
Other comprehensive (loss) income	(12)	129

Total comprehensive loss for the period	$(1,739)	$(3,623)
Basic and diluted loss per share (in dollars)	$(0.00)	$(0.01)
Weighted average number of shares outstanding – Basic and Diluted	558,316,696	556,009,949

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended March 31,
	2019	2018

Cash flows from operating activities
Net loss for the period	$(1,727)	$(3,752)
Adjustments for:
Depreciation	43	54
Unrealized foreign exchange (gain) loss	(1)	3
Share-based payments (Note 7(d))	574	2,528
Accrued interest receivable and other income	(64)	-
Accrued other expenses	65	42
Operating cash flows before movements in working capital	(1,110)	(1,125)
Changes in non-cash working capital items:
Decrease in accounts and other receivables	4	102
Decrease (increase) in prepaid expenditures	61	(250)
(Decrease) increase in accounts payables and accrued liabilities	(28)	381
Total cash used in operating activities	(1,073)	(892)

Cash flows from investing activities
Property and equipment purchases	(37)	(34)
Mineral property expenditures (Note 4)	(1,001)	(3,044)
Option payments and expenditures recovered (Note 4)	55	-
Total cash used in investing activities	(983)	(3,078)
		836
Cash flows from financing activity
Proceeds from exercise of warrants and stock options	-	836
Total cash provided by financing activity	-	836

Foreign exchange effect on cash	-	23

Change in cash and cash equivalents	(2,056)	(3,111)
Cash and cash equivalents, beginning	5,115	15,400
Cash and cash equivalents, ending	$3,059	$12,289

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2017	552,547,616	$272,501	$15,007	$12,600	$(4,043)	$(31,411)	$264,654
Exercise of options (Note 7(d))	164,000	71	-	(44)	-	-	27
Exercise of warrants (Note 7(c))	4,760,000	2,107	(1,298)	-	-	-	809
Share-based payments	-	-	-	3,416	-	-	3,416
Loss for the period	-	-	-	-	-	(3,752)	(3,752)
Other comprehensive income	-	-	-	-	129	-	129
Balance as at March 31, 2018	557,471,616	$274,679	$13,709	$15,972	$(3,914)	$(35,163)	$265,283
Balance as at December 31, 2018	558,316,916	$275,068	$13,600	$16,630	$(5,292)	$(43,056)	$256,950
Share-based payments	-	-	-	725	-	-	725
Loss for the period	-	-	-	-	-	(1,727)	(1,727)
Other comprehensive loss	-	-	-	-	(12)	-	(12)
Balance as at March 31, 2019	558,316,916	$275,068	$13,600	$17,355	$(5,304)	$(44,783)	$255,936

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (formerly First Mining Finance Corp.) (the “Company” or “First Mining”) was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

The Company is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its materials assets towards a construction decision and, ultimately, to production, and continues to assess mineral asset acquisition targets on an ongoing basis. These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The following table highlights the Company’s material subsidiaries together with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”)	Northern Ontario, Canada
Goldlund Resources Inc.	100%	Goldlund Gold Project (“Goldlund”)	Northern Ontario, Canada
Coastal Gold Corp.	100%	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northern Ontario, Canada
PC Gold Inc.	100%	Pickle Crow Gold Project (“Pickle Crow”)	Northern Ontario, Canada
Clifton Star Resources Inc.	100%	Duquesne Gold Project (“Duquesne”)10% indirect interest in the Duparquet Gold Project (“Duparquet”) Pitt Gold Project (“Pitt”)	Québec, Canada

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2018, except for the following: the Company has adopted IFRS 16 Leases (“IFRS 16”) which is effective for annual periods beginning on or after January 1, 2019.

IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The adoption of IFRS 16 did not have an impact on the Company’s condensed interim consolidated financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2018, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

2. BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 14, 2019.

3. MARKETABLE SECURITIES

The movements in marketable securities during the three months ended March 31, 2019, and year ended December 31, 2018 are summarized as follows:

	Silver One Resources Inc.	Other Marketable Securities	Total
Balance as at December 31, 2018	990	$1,607	2,597
Additions	60	-	60
Gain (loss) recorded in other comprehensive loss	13	(1)	12
Balance as at March 31, 2019	1,063	$1,606	2,669

	Silver One Resources Inc.	Other Marketable Securities	Total
Balance as at December 31, 2017	$2,280	1,997	4,277
Loss recorded in other comprehensive loss	(1,290)	(390)	(1,680)
Balance as at December 31, 2018	$990	1,607	2,597

The Company holds marketable securities as strategic investments and has less than a 10% equity interest in each of the investees.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

4. MINERAL PROPERTIES

As at March 31, 2019 and December 31, 2018, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2018	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance March 31, 2019
Springpole	$73,378	$83	$249	$179	$45	$104	$-	$-	$-	$74,038
Goldlund	96,604	2	191	28	30	14	-	-	-	96,869
Hope Brook	19,581	20	17	18	6	7	-	-	-	19,649
Cameron	27,032	48	9	1	3	-	-	-	-	27,093
Pickle Crow	16,754	16	16	-	1	-	(50)	-	-	16,737
Duquesne	5,091	1	-	3	1	-	-	-	-	5,096
Pitt	2,082	-	-	1	-	-	-	-	-	2,083
Others(1)	2,559	2	1	3	5	-	-	-	-	2,570
Canada Total	$243,081	$172	$483	$233	$91	$125	$(50)	$-	$-	$244,135
Miranda	-	-	-	-	-	-	-	-	-	-
Socorro	-	-	-	-	-	-	-	-	-	-
San Ricardo	-	-	-	-	-	-	-	-	-	-
Las Margaritas	244	5	-	8	-	-	(5)	(5)	-	247
Others(2)	-	-	-	-	-	-	-	-	-	-
Mexico Total	$244	$5	$-	$8	$-	$-	$(5)	$(5)	$-	$247
USA	804	-	-	-	-	-	-	(17)	-	787
Total	$244,129	$177	$483	$241	$91	$125	$(55)	$(22)	$-	$245,169

	Balance December 31, 2017	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2018
Springpole	$70,398	$237	$1,048	$657	$479	$559	$-	$-	$-	$73,378
Goldlund	93,807	2	928	1,045	596	226	-	-	-	96,604
Hope Brook	18,665	123	459	136	116	82	-	-	-	19,581
Cameron	26,676	39	193	57	39	28	-	-	-	27,032
Pickle Crow	16,496	50	92	58	36	22	-	-	-	16,754
Duquesne	5,053	6	4	27	-	1	-	-	-	5,091
Pitt	2,080	-	-	1	-	1	-	-	-	2,082
Others(1)	2,515	2	10	21	9	2	-	-	-	2,559
Canada Total	$235,690	$459	$2,734	$2,002	$1,275	$921	$-	$-	$-	$243,081
Miranda	810	48	18	9	1	-	-	76	(962)	-
Socorro	782	107	3	4	-	-	-	77	(973)	-
San Ricardo	969	140	1	6	-	4	-	96	(1,216)	-
Las Margaritas	183	41	4	25	4	1	(33)	19	-	244
Others(2)	739	195	7	7	-	1	-	81	(1,030)	-
Mexico Total	$3,483	$531	$33	$51	$5	$6	$(33)	$349	$(4,181)	$244
USA	698	43	-	-	-	-	-	63	-	804
Total	$239,871	$1,033	$2,767	$2,053	$1,280	$927	$(33)	$412	$(4,181)	$244,129

(1)
Other mineral properties in Canada as at March 31, 2019 and December 31, 2018 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and the Duparquet gold project (in which the Company holds a 10% indirect interest).
(2)
Other mineral properties in Mexico as at March 31, 2019 and December 31, 2018 include Puertecitos, Los Tamales, Geranio, El Apache, El Roble, Batacosa and Lachatao.

  The Company has various underlying agreements and commitments with respect to its Canadian mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

4. MINERAL PROPERTIES (Continued)

On July 30, 2018, the Company entered into an option agreement (the “Option Agreement”) with Gainey Capital Corp. (“Gainey”), granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”) located in the State of Durango in Mexico. Under the terms of the Option Agreement, Gainey can elect to make either annual share or cash payments to the Company for aggregate consideration of between $900 and $1,015 over the four year option period. In addition, as per the terms of the Option Agreement, Gainey will make annual payments of USD $25,000 in September 2018 (paid), September 2019, September 2020 and USD $250,000 in September 2021 in connection with an existing agreement on the property, and exploration expenditures totaling USD $1,000,000 over the four year option period on Las Margaritas. Upon completion of the four year option period, Gainey obtains a 100% ownership interest in Las Margaritas, except that First Mining will retain a 2% net smelter returns (“NSR”) royalty interest, with Gainey having the right to buy back 1% of the NSR royalty interest for USD $1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas. As at March 31, 2019, the carrying value of the Las Margaritas property is $247 (December 31, 2018 - $244). Subsequent to March 31, 2019, the Company received initial consideration in the form of Gainey shares with a value of $75 and cash of $12 under the terms of the Option Agreement, following TSX Venture Exchange approval.

5. MINERAL PROPERTY INVESTMENTS

Mineral property investments (which comprise equity interests in the shares of three private companies) are designated as fair value through other comprehensive income (loss) (“FVTOCI”), with changes in fair value recorded in other comprehensive income (loss).

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project. As at March 31, 2019, the fair value of mineral property investments is $4,417 (December 31, 2018 - $4,417). As at March 31, 2019, there was no change in the carrying value of mineral property investments given management concluded that there was no material change in fair value (Note 11).

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	March 31, 2019	December 31, 2018
Accounts payable	$214	$341
Other accrued liabilities	313	241
Total	$527	$582

7. SHARE CAPITAL

a)
Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)
Issued and Fully Paid

Common shares: 558,316,916 (December 31, 2018 – 558,316,916).
Preferred shares: nil (December 31, 2018 – nil).

8

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (Continued)

c)
Warrants

The movements in warrants during the three months ended March 31, 2019 and year ended December 31, 2018 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2017	49,693,409	$0.81
Warrants exercised	(5,131,300)	0.17
Warrants expired	(24,445,254)	0.80
Balance as at December 31, 2018 and March 31, 2019	20,116,855	$0.99

The following table summarizes information about the warrants outstanding as at March 31, 2019:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$ 0.01 – 0.50	3,241,855	$ 0.42	2.07
$ 0.51 – 1.00	-	-	-
$ 1.01 – 1.50	16,875,000	1.10	0.35
	20,116,855	$ 0.99	0.63

d)
Stock Options

The Company has adopted a stock option plan that allows for the granting of incentive stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (Continued)

The movements in stock options during the three months ended March 31, 2019 and year ended December 31, 2018 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2017	30,608,000	$0.74
Granted – January 15, 2018	9,575,000	0.60
Granted – April 16, 2018	120,000	0.50
Granted – July 20, 2018	50,000	0.43
Granted – October 16, 2018	1,400,000	0.40
Granted – December 10, 2018	12,075,000	0.40
Options exercised	(638,000)	0.17
Options expired	(1,950,000)	1.27
Options forfeited	(2,975,000)	0.68
Balance as at December 31, 2018	48,265,000	$0.61
Granted – January 7, 2019	5,000,000	0.40
Options expired	(7,325,000)	0.69
Options forfeited	(412,500)	0.57
Balance as at March 31, 2019	45,527,500	$0.57

The weighted average closing share price at the date of exercise for the three months ended March 31, 2019 was $nil (March 31, 2018 – $0.51). No stock options were exercised during the three months ended March 31, 2019 (March 31, 2018 – 164,000).

The following table summarizes information about the stock options outstanding as at March 31, 2019:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$ 0.01 – 0.50	22,817,500	$ 0.40	4.06	8,901,875	$ 0.39	3.02
$ 0.51 – 1.00	22,710,000	0.75	2.90	22,710,000	0.75	2.90
	45,527,500	$ 0.57	3.48	31,611,875	$ 0.65	2.93

During the three months ended March 31, 2019, there were 5,000,000 (March 31, 2018 – 9,575,000) incentive stock option granted with an aggregate fair value of $1,126 (March 31, 2018 – $3,499), or a weighted average fair value of $0.23 per option (March 31, 2018 – $0.37). As at March 31, 2019, 13,915,625 (March 31, 2018 – 485) incentive stock options remain unvested with an aggregate grant date fair value of $1,268 (March 31, 2018 - $192).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (Continued)

Certain incentive stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain incentive stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of incentive stock options granted and total share-based payments expenses during the periods. Total share-based payments expense during the periods ended March 31, 2019 and March 31, 2018 was classified within the financial statements as follows:

	For the three months ended March 31,
Statements of Net Loss:	2019	2018
General and administration	$330	$1,828
Exploration and evaluation	11	89
Investor relations and marketing communications	120	383
Corporate development and due diligence	113	228
Subtotal	$574	$2,528

	For the three months ended March 31,
Statements of Financial Position:	2019	2018
Mineral Properties	$151	$888
Total	$725	$3,416

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31, 2019	Year ended December 31, 2018
Risk-free interest rate	2.20%	1.91%
Share price at grant date (in dollars)	$0.40	$0.41
Exercise price (in dollars)	$0.40	$0.48
Expected life (years)	5.00 years	5.00 years
Expected volatility(1)	72.21%	70.87%
Forfeiture rate	5.07%	2.64%
Expected dividend yield	Nil	Nil
(1)
The computation of expected volatility prior to the December 10, 2018 option grant was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies. Commencing December 10, 2018, the computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

8. EXPENDITURES

Components by nature of the Company’s functional operating expenditure categories are as follows:

For the three months ended March 31, 2019
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$98	$42	$5	$-	$145
Depreciation	3	40	-	-	43
Consultants	26	12	23	-	61
Directors fees	34	-	-	-	34
Exploration and evaluation	-	10	-	-	10
Investor relations and marketing communications	-	2	363	-	365
Professional fees	86	-	-	-	86
Salaries	204	41	18	28	291
Share-based payments (non-cash) (Note 7(d))	330	11	120	113	574
Transfer agent and filing fees	74	-	-	-	74
Travel and accommodation	12	41	5	4	62
Operating expenditures total	$867	$199	$534	$145	$1,745

For the three months ended March 31, 2018
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$93	$30	$12	$2	$137
Depreciation	2	52	-	-	54
Consultants	7	18	-	-	25
Directors fees	35	-	-	-	35
Exploration and evaluation	-	1	-	-	1
Investor relations and marketing communications	1	2	214	1	218
Professional fees	77	-	-	-	77
Salaries	311	38	94	85	528
Share-based payments (non-cash) (Note 7(d))	1,828	89	383	228	2,528
Transfer agent and filing fees	50	-	-	-	50
Travel and accommodation	32	38	33	11	114
Operating expenditures total	$2,436	$268	$736	$327	$3,767

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

9. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at March 31, 2019 and December 31, 2018 is as follows:

Non-current assets	March 31, 2019	December 31, 2018
Canada	$244,897	$243,854
Mexico	339	334
USA	792	809
Total	$246,028	$244,997

10. RELATED PARTY TRANSACTIONS

Key management includes the Directors and Officers of the Company. The compensation paid or payable to key management for services during the three months ended March 31, 2019 and 2018 are as follows:

Service or Item	Three months ended March 31,
	2019	2018
Directors’ fees	$34	$35
Salaries and consultants’ fees	274	393
Share-based payments (non-cash)	568	2,475
Total	$876	$2,903

11. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts and other receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying values of non-current reclamation deposit and other receivables approximated their fair values. These financial instruments are classified as financial assets at amortized cost.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

11. FAIR VALUE (Continued)

The carrying value of marketable securities was based on the quoted market prices of the shares as at March 31, 2019 and was therefore considered to be Level 1. These financial instruments are classified as financial assets at FVTOCI.

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. As at March 31, 2019, management concluded that there was no significant change in the fair value of the mineral property investments.

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	March 31, 2019			December 31, 2018
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities (Note 3)	$2,669	$2,669	$-	$2,597	$2,597	$-
Mineral property investments (Note 5)	4,417	-	4,417	4,417	-	4,417
Total	$7,086	$2,669	$4,417	$7,014	$2,597	$4,417

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

During the three months ended March 31, 2019 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

12. SUBSEQUENT EVENTS

Non-Brokered Private Placement Financing

On April 29, 2019, the Company announced a non-brokered private placement for aggregate gross proceeds of up to $6,012 (the “Offering”). The Offering will consist of up to 15,600,000 units of the Company (the "Units") at a price of $0.27 per Unit for gross proceeds of up to $4,212 and up to 5,000,000 flow-through units of the Company (the "FT Units") at a price of $0.36 per FT Unit for gross proceeds of up to $1,800.

Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one common share of the Company at a price of $0.40 at any time prior to the date which is three years following the closing date of the Offering.

Each FT Unit will consist of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the Income Tax Act (Canada) and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

Exercise of Warrants

Subsequent to March 31, 2019 and as at the date of filing these condensed interim consolidated financial statements, a total of 214,200 warrants were exercised for gross proceeds of $43.

Stock Options Grant

Subsequent to March 31, 2019, the Company has granted 2,750,000 incentive stock options to certain Officers of the Company under the terms of its stock option plan. The stock options have an exercise price of $0.40 per share and are exercisable for a period of five years from the grant date.